Exhibit 99.98

Village Farms International, Inc.

Condensed Consolidated Interim Financial Statements

Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$5,851	$7,091
Trade receivables	11,123	11,259
Amounts due from joint venture (note 10)	7,192	411
Other receivables	630	1,571
Inventories (note 4)	20,641	17,309
Prepaid expenses and deposits	1,046	810
Biological asset (note 5)	5,119	4,405

Total current assets	51,602	42,856

Non-current assets
Property, plant and equipment (note 6)	78,943	81,754
Investment in joint venture (note 7)	15,358	15,727
Other assets	2,065	2,004

Total assets	$147,968	$142,341

LIABILITIES
Current liabilities
Trade payables	$10,726	$12,952
Accrued liabilities	5,742	3,793
Line of credit	7,000	—
Current maturities of long-term debt (note 8)	3,450	2,620
Current maturities of capital lease obligations	76	72

Total current liabilities	26,994	19,437

Non-current liabilities
Long-term debt (note 8)	33,365	35,760
Long-term maturities of capital lease obligations	130	179
Deferred tax liability	2,524	4,825
Other liabilities	1,158	1,097

Total liabilities	64,171	61,298

SHAREHOLDERS’ EQUITY
Share capital	44,145	36,115
Contributed surplus	2,173	1,726
Revaluation surplus (note 6)	4,321	4,321
Accumulated other comprehensive loss	(439)	(391)
Retained earnings	33,597	39,272

Total shareholders’ equity	83,797	81,043

Total liabilities and shareholders’ equity	$147,968	$142,341

Subsequent event (note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except for shares outstanding)

(Unaudited)

	Number of				Accumulated Other		Total
	Common	Share	Contributed	Revaluation	Comprehensive	Retained	Shareholders’
	Shares	Capital	Surplus	Surplus	Loss	Earnings	Equity
Balance at January 1, 2017	38,882,945	$24,954	$1,392	$6,132	$(541)	$35,450	67,387
Issuance of common stock shares (note 17)	291,334	469	—	—	—	—	469
Issuance of warrants for common shares	—	—	148	—	—	—	148
Share-based compensation (note 17)	—	—	117	—	—	—	117
Cumulative translation adjustment	—	—	—	—	162	—	162
Reclassification of previously recorded revaluation gain of land, net of tax (note 6)	—	—	—	(1,811)	—	—	(1,811)
Net income	—	—	—	—	—	4,429	4,429

Balance at September 30, 2017	39,174,279	25,423	1,657	4,321	(379)	39,879	70,901

Balance at January 1, 2018 (restated - note 3)	42,242,612	36,115	1,726	4,321	(391)	39,012	80,783
Issuance of common stock shares (note 17)	354,400	275	—	—	—	—	275
Shares issued pursuant to private placement of common stock shares, net of issuance costs	1,886,793	7,755	—	—	—	—	7,755
Share-based compensation (note 17)	—	—	447	—	—	—	447
Cumulative translation adjustment	—	—	—	—	(48)	—	(48)
Net loss	—	—	—	—	—	(5,415)	(5,415)

Balance at September 30, 2018	44,483,805	$44,145	$2,173	$4,321	$(439)	$33,597	$83,797

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income

For the Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Sales (note 14)	$39,684	$44,735	$111,213	$121,542
Cost of sales (note 11)	(36,862)	(42,400)	(103,915)	(112,525)
Change in biological asset (note 5)	(1,189)	529	(992)	(817)
Selling, general and administrative expenses (note 11)	(3,632)	(3,358)	(10,933)	(10,435)

Loss from operations	(1,999)	(494)	(4,627)	(2,235)
Interest expense, net	618	689	1,906	2,016
Foreign exchange loss (gain)	73	(58)	87	(57)
Other income	(17)	(55)	(61)	(96)
Share of loss from joint venture (note 7)	28	220	369	220
Gain on sale of assets	—	—	—	(8,564)

(Loss) income before income taxes	(2,701)	(1,290)	(6,928)	4,246
Recovery of income taxes	(712)	(1,584)	(1,513)	(183)

Net (loss) income	$(1,989)	$294	$(5,415)	$4,429

Basic (loss) earnings per share (note 15)	$(0.04)	$0.01	$(0.12)	$0.11

Diluted (loss) earnings per share (note 15)	$(0.04)	$0.01	$(0.12)	$0.11

Other comprehensive (loss) income:
Foreign currency translation adjustment	$40	$89	$(48)	$162

Comprehensive (loss) income	$(1,949)	$383	$(5,463)	$4,591

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of United States dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Cash flows from operating activities:
Net (loss) income	$(1,989)	$294	$(5,415)	$4,429
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,748	1,853	5,271	5,753
Amortization of deferred charges	—	18	—	54
Gain on sale of assets	—	—	—	(8,564)
Share of loss from joint venture (note 7)	28	220	369	220
Interest paid	585	676	1,873	1,956
Share-based compensation (note 17)	190	91	447	560
Deferred income taxes	(1,481)	(1,986)	(2,301)	(585)
Change in biological asset (note 5)	1,189	(529)	992	817
Changes in non-cash working capital items (note 13)	1,073	2,948	(4,493)	(3,075)

Net cash provided by (used in) operating activities	1,343	3,585	(3,257)	1,565

Cash flows used in investing activities:
Purchases of property, plant and equipment	(1,105)	(178)	(2,546)	(1,171)
Amounts due from joint venture (note 10)	(5,890)	(96)	(6,781)	(150)

Net cash used in investing activities	(6,995)	(274)	(9,327)	(1,321)

Cash flows (used in) provided by financing activities:
Proceeds from borrowings	—	113	7,000	7,113
Repayments on borrowings	(849)	(3,832)	(1,766)	(6,488)
Interest paid on long-term debt	(585)	(676)	(1,873)	(1,956)
Proceeds from the issuance of common stock	—	—	7,755	—
Proceeds from exercise of stock options	12	—	275	26
Payments on capital lease obligations	(11)	(18)	(45)	(40)

Net cash (used in) provided by financing activities	(1,433)	(4,413)	11,346	(1,345)

Effect of exchange rate changes on cash and cash equivalents	3	9	(2)	13

Net decrease in cash and cash equivalents	(7,082)	(1,093)	(1,240)	(1,088)
Cash and cash equivalents, beginning of period	12,933	5,378	7,091	5,373

Cash and cash equivalents, end of period	$5,851	$4,285	$5,851	$4,285

Supplemental cash flow information:
Income taxes paid	$—	$286	$—	$36

Supplemental disclosure of non-cash information:
Purchases of capital expenditures by financing capital lease	$—	$126	$—	$191

Issuance of warrants	$—	$—	$—	$148

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

1	NATURE OF OPERATIONS

Village Farms International, Inc. (“VFF” the parent company, together with its subsidiaries, the “Company”) is incorporated under the Canada Business Corporation Act. VFF’s principal operating subsidiaries as at September 30, 2018 are Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”), and VF Clean Energy, Inc (“VFCE”). The address of the registered office of VFF is 4700 80th Street, Delta, British Columbia, Canada, V4K 3N3. VFF owns a 50% equity interest in Pure Sunfarms Corp. (“Pure Sunfarms”), which is recorded as Investment in Joint Venture (note 7).

The Company’s shares are listed on the Toronto Stock Exchange under the symbol VFF and are also traded in the United States on the OTCQX® Best Market under the symbol VFFIF.

The Company, through its subsidiaries VFCLP and VFLP, owns and operates sophisticated, highly intensive agricultural greenhouse facilities in British Columbia and Texas, where it produces, markets and sells premium-quality tomatoes, bell peppers, and cucumbers. The Company also markets and sells third party produce through its subsidiaries. The Company, through its subsidiary VFCE, owns and operates a 7.0 MW power plant that generates electricity. In addition, the Company’s joint venture, Pure Sunfarms, is a licensed producer and supplier of cannabis products to be sold to other licensed providers and provincial governments across Canada and internationally.

2	BASIS OF PRESENTATION

Statement of Compliance

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations, as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statement disclosures, and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2017, which were prepared in accordance with IFRS.

Basis of Presentation

The condensed consolidated interim financial statements are prepared on a going concern basis. The accounting policies have been applied consistently in all material respects. These condensed consolidated interim financial statements have been prepared by applying the same accounting policies, assessments of estimates and judgments, and methods of computation as compared with the most recent annual consolidated financial statements.

Basis of Measurement

The condensed consolidated interim financial statements (“interim financial statements”) have been prepared on the historical cost basis except for the following material items in the condensed consolidated interim statement of financial position (“interim statement of financial position”):

•	biological assets are measured at fair value less costs to sell;

•	land is valued at fair market value; and

•	available-for-sale financial assets are measured at fair value.

Functional and Presentation Currency

These condensed consolidated interim financial statements are presented in United States dollars (“U.S. dollars”), which is the Company’s primary functional currency. VFCE’s functional currency is Canadian dollars and conversion to U.S. dollars is performed in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. All financial information presented in U.S. dollars has been rounded to the nearest thousands, except per share amounts.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

3	CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards and changes in accounting policies, along with any consequential amendments as at January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 9, Financial Instruments replaced the current IAS 39, Financial Instruments Recognition and Measurement. This standard sets out revised guidance for classifying and measuring financial assets and liabilities, introduces a new expected credit loss model for calculating impairment of financial assets and includes a reformed approach to hedge accounting. The standard also requires that when a financial liability at amortized cost is modified or exchanged, and such modification or exchange does not result in de-recognition, that the adjustment to the amortized cost of the financial liability is recognized in profit or loss. As a result of the Company’s adoption of IFRS 9, effective January 1, 2018, prior year financial statements had to be restated. IFRS 9 was adopted without restating comparative information. The reclassifications arising from the new rules are therefore not reflected in the statement of financial position as at December 31, 2017, but are recognized in the opening statement of financial position on January 1, 2018.

Following the adoption of IFRS 9, the Company could no longer defer and amortize financing fees that resulted from the refinancing of borrowings in periods prior to January 1, 2018. As a result, the Company has restated the beginning balances noted in the table below to properly account for $260 of financing fees in accordance with IFRS 9. The standard was applied retrospectively therefore approximately $260 of deferred financing costs, net of accumulated amortization, remain netted against long-term debt on the consolidated statement of financial position, as at December 31, 2017.

The following tables show the adjustments recognized for each individual line item. Line items that were not affected by the changes have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided.

	December 31, 2017 As originally presented	IFRS 9 Adjustments	January 1, 2018 Restated
Statement of Financial Position (extract)
Non-current liabilities
Long-term debt	$35,760	$260	$36,020

Total liabilities	61,298	260	61,558

Shareholders’ Equity
Retained earnings	39,272	(260)	39,012

Total shareholders’ equity	$81,043	$(260)	$80,783

Statements of (Loss) Income and Comprehensive (Loss) Income (extract)
Interest expense	$2,695	$260	$2,955

Income (loss) before income taxes	3,960	(260)	3,700
Provision for income taxes	138	—	138

Net income (loss)	$3,822	$(260)	$3,562

Basic income (loss) per share	$0.10	$(0.01)	$0.09

Diluted income (loss) per share	$0.10	$(0.01)	$0.09

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

IFRS 15, Revenue from Contracts with Customers, replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15 establishes a single comprehensive model for recognizing revenues from contracts with customers. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for transferring those goods and services.

The Company generates its revenue through the sale of produce, with standard shipping terms and discounts, and through the production and sale of power.

The Company’s produce revenue transactions consist of single performance obligations to transfer promised goods. Quantities to be delivered to the customer are determined at a point near the date of delivery through purchase orders it receive from the customer. The Company recognizes revenue when it has fulfilled a performance obligation, which is typically when the customer receives the goods and its performance obligation is complete. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring product. The amount of revenue recognized is reduced for estimated returns and other customer credits, such as discounts and rebates, based on the expected value to be realized. Payment terms are consistent with terms standard to the markets the Company serves. The Company maintains an allowance for doubtful accounts for the loss that would be incurred if a customer was unable to pay amounts due. The Company initially estimates the allowance required at the time of revenue recognition based on historical experience and makes changes to the allowance based on various factors, including changes in the customer’s financial condition or payment patterns.

The Company sells electricity to British Columbia Hydro and Power Authority. Revenues are recognized as the electricity is delivered to/consumed by the customer and is based on contractual usage rates and meter readings that measure electricity consumption.

The Company adopted IFRS 15, as of January 1, 2018, using the modified retrospective transition method, which involves not restating periods prior to the date of initial application. The application of IFRS 15 required no adjustment to the Company’s interim financial statements for the three and nine months ended September 30, 2018, as the amount and timing of substantially all of its revenues is, and will continue to be, recognized at a point in time.

Accounting Standards Issued and Not Applied

IFRS 16, Leases, issued in January 2016, replaces IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted only if the Company also applies IFRS 15. Management is currently assessing the impact on the Company’s interim financial statements along with the timing of adoption of IFRS 16. Management expects that IFRS 16 will result in the following: a) an increase in assets and liabilities as fewer leases will be expensed as payments are made; b) an increase in depreciation expenses; and c) an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the cash flow statements.

IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each consolidated statement of financial position date, the Company will consider whether there is objective evidence of impairment in joint venture. If there is such evidence, the Company will determine the amount of impairment to record, if any, in relation to the joint venture. IFRS is effective for annual periods beginning on or after January 1, 2019.

Amendment to IFRS 3, Business Combinations were issued to clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments are effective for annual periods beginning on or after January 1, 2019. The Company does not anticipate any material impact to the Company’s financial position or results of operations as a result of these amendments.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

Amendments to IAS 12, Income Taxes were issued to clarify that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises. The amendments are effective for annual periods beginning on or after January 1, 2019. The Company does not anticipate any material impact to the Company’s financial position or results of operations as a result of these amendments.

Amendments to IAS 23, Borrowing Costs were issued to clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings. The amendments are effective for annual periods beginning on or after January 1, 2019. The Company does not anticipate any material impact to the Company’s financial position or results of operations as a result of these amendments.

Further details of new accounting standards and potential impact on the Company can be found in the Company’s consolidated financial statements for the year ended December 31, 2017.

4	INVENTORIES

	September 30, 2018	December 31, 2017
Deferred crop costs	$24,217	$19,070
Purchased produce inventory	279	396
Biological asset adjustment (note 5)	(3,918)	(2,212)
Spare parts inventory	63	55

	$20,641	$17,309

The cost of inventories recognized as expense and included in cost of sales for the three months ended September 30, 2018 amounted to $30,769 (2017 - $35,656) and $85,349 for the nine months ended September 30, 2018 (2017 - $94,484). The biological asset adjustment reclassifies actual costs incurred for the biological asset from inventories to biological asset on the interim statement of financial position.

5	BIOLOGICAL ASSET

Information about the biological asset presented on the consolidated statements of financial position and in the consolidated statements of (loss) income is as follows:

	September 30, 2018	December 31, 2017	September 30, 2017
Estimated sales value - biological asset	$10,550	$7,937	$10,684
Less
Estimated remaining costs to complete	4,862	3,043	4,789
Estimated selling costs	569	489	592

Fair value of biological asset less costs to sell	5,119	4,405	5,303
Less actual costs	3,918	2,212	4,192

Increase in fair value of biological asset over cost	1,201	2,193	1,111
Fair value over cost of harvested and sold biological asset - beginning of year	2,193	1,928	1,928

Change in biological asset	$(992)	$265	$(817)

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

6	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Land	Leasehold and land improvements	Buildings	Machinery and Equipment	Construction in process	Total
At December 31, 2017
Cost	$9,112	$3,820	$77,029	$63,237	$468	$153,666
Accumulated depreciation	—	(2,223)	(33,685)	(36,004)	—	(71,912)

Net book value	$9,112	$1,597	$43,344	$27,233	$468	$81,754

Nine months ended September 30, 2018
Opening net book value	$9,112	$1,597	$43,344	$27,233	$468	$81,754
Additions (transfers)	—	—	—	234	2,524	2,758
Placed in service	—	—	—	873	(994)	(121)
Disposals (expense)	(65)	—	—	(565)	(30)	(660)
Depreciation expense	—	(64)	(1,965)	(2,677)	—	(4,706)
FX translation adjustment	—	—	(10)	(74)	2	(82)

Closing net book value	$9,047	$1,533	$41,369	$25,024	$1,970	$78,943

At September 30, 2018
Cost	$9,047	$3,820	$77,019	$63,705	$1,970	$155,561
Accumulated depreciation	—	(2,287)	(35,650)	(38,681)	—	(76,618)

Net book value	$9,047	$1,533	$41,369	$25,024	$1,970	$78,943

Depreciation related to the greenhouse facilities and equipment is expensed in cost of sales. Land is the only item of property, plant and equipment that is stated at fair values. As at December 31, 2017, land, greenhouse buildings, and greenhouse equipment at Delta 3 were contributed as the Company’s investment in the joint venture transaction (note 7). The revaluation surplus related to Delta 3 of $1.8 million, net of taxes, that was previously recorded as a component of equity, was reclassified and included as part of the gain on disposal of assets recorded in the condensed consolidated interim statements of loss.

7	INVESTMENT IN JOINT VENTURE

On June 6, 2017, the Company entered into an agreement to form Pure Sunfarms Corp. (“Pure Sunfarms”), a B.C. corporation, with Emerald Health Therapeutics Inc. (“Emerald”). The purpose of Pure Sunfarms is to pursue large-scale cannabis production in Canada. Village Farms has a 50% ownership interest in Pure Sunfarms in the form of common shares. The Company has concluded that the agreement constitutes a joint arrangement where joint control is shared with Emerald and therefore has accounted for Pure Sunfarms in accordance with IFRS 11 and IAS 28, using the equity method.

As at September 30, 2018 the Investment in Joint Venture of $15.4 million (December 31, 2017 - $15.7 million) is recorded in the condensed consolidated interim statement of financial position. For the three months ended September 30, 2018, the Company’s share of net loss from joint venture totaled $28 (CA$37) (2017 - $220) and for the nine months ended September 30, 2018, the Company’s share of net loss from joint venture totaled $369 (CA$469) (2017 - $220), which is recorded in the condensed consolidated interim statement of loss.

On July 5, 2018, the Company and Emerald Health Therapeutics Canada Inc. (together, the “Shareholders”) entered into a Shareholder Loan Agreement (the “Loan Agreement”) with Pure Sunfarms, whereby, as at September 30, 2018, the Shareholders had each contributed CA$8,000 (US$6,110) the form of a demand loan to Pure Sunfarms. The loan amounts will initially bear simple interest at the rate of 8% per annum, calculated semi-annually. Interest will accrue and be payable upon demand being made by both Shareholders (see note 10).

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

The Company’s share of the joint venture consists of the following (in $000’s of USD):

Balance, January 1, 2018	$15,727
Share of loss	(369)

Balance, September 30, 2018	$15,358

Summarized financial information of Pure Sunfarms (in $000’s of CAD):

	September 30, 2018	December 31, 2017
Current assets
Cash and cash equivalents	$1,654	$2,907
Other current assets	7,256	475
Non-current assets	55,105	23,144
Current liabilities	(25,599)	(1,171)

Net assets	$38,416	$25,355

	September 30, 2018	December 31, 2017
Reconciliation of net assets:
Accumulated deficit	$(1,584)	$(645)
Contributions from joint venture partners	40,000	26,000

Net assets	$38,416	$25,355

	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Revenue	$247	$247
Cost of sales	(186)	(186)
Selling, general and administrative expenses	(792)	(2,107)
Change in fair value of bio-asset	697	1,119
Foreign exchange gain	(40)	(12)

Net loss	$(74)	$(939)

8	DEBT

	September 30, 2018	December 31, 2017
Long-term debt:
Opening balance	$38,380	$45,534
IFRS adjustment for deferred financing fees (note 3)	260	—
Proceeds from long-term debt	—	306
Repayment of debt	(1,832)	(7,320)
Foreign currency translation	7	120

Closing balance	$36,815	$38,640

Current portion	$3,450	$2,620
Non-current portion	33,365	36,020
Less: Unamortized deferred transaction costs	—	(260)

	$36,815	$38,380

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

Credit Facilities

The Company has a Term Loan financing agreement with a Canadian creditor (“FCC Loan”). The non-revolving variable rate term loan has a maturity date of May 1, 2021 and a balance of $35,155 as at September 30, 2018. The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on May 1, 2021. As at September 30, 2018, borrowings under the FCC Loan agreement are subject to an interest rate of 6.848% (December 31, 2017 - 5.885%) which is determined based on the Company’s Debt to EBITDA ratio and the applicable LIBOR rate.

The Company’s subsidiary VFCE has a loan agreement with a Canadian Chartered Bank that includes a non-revolving fixed rate loan of CA$3.0 million with a maturity date of June 2023 and fixed interest rate of 4.98%. As at September 30, 2018, the balance was US$1,597 (December 31, 2017 - US$1,658). The loan agreement also includes an uncommitted, non-revolving credit facility for up to CA$300 to cover Letters of Guarantee issued by the bank on behalf of the Company, with a maximum term of 365 days, renewable annually. The loan agreement also includes an uncommitted credit facility for up to CA$700 to support financing of certain capital expenditures. The Company received an initial advance of CA$250 in October 2017. Each advance is to be repaid on a five-year, straight-line amortization of principal, repaid in monthly installments of principal plus interest at an interest rate of CA$ prime rate plus 200 basis points. As at September 30, 2018, the balance was US$158 (December 31, 2017 - $192).

The Company has a line of credit agreement with a Canadian Chartered Bank ( “Operating Loan”). The revolving Operating Loan has a line of credit up to CA$13,000 and variable interest rates with a maturity date on May 31, 2021, and is subject to margin requirements stipulated by the bank. As at September 30, 2018, US$7,000 was drawn on this facility (December 31, 2017 - $nil), which is available to a maximum of CA$13,000, less outstanding letters of credit totaling US$261 and CA$38.

The Company’s borrowings (“Credit Facilities”) are subject to certain positive and negative covenants. As at September 30, 2018 and December 31, 2017, the Company was in compliance with all covenants on its Credit Facilities.

Accrued interest payable on the credit facilities and loans as at September 30, 2018 was $183 (December 31, 2017 - $193) and these amounts are included in accrued liabilities in the interim statement of financial position.

The aggregate annual maturities of long-term debt for the next five years and thereafter are as follows:

The remainder of 2018	$881
2019	3,431
2020	3,422
2021	28,569
2022	348
Thereafter	164

$36,815

9	FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized on the consolidated interim statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 - Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

The following table summarizes the carrying and fair value of the Company’s financial instruments:

	September 30, 2018	December 31, 2017
Cash and cash equivalents	$5,851	$7,091
Trade receivables	$11,123	$11,259
Other financial assets	$8,221	$2,491
Other financial liabilities	$61,647	$56,718

All of the Company’s financial assets and liabilities are categorized as Level 1. There were no financial instruments categorized as Level 2 or 3 as at September 30, 2018 and December 31, 2017. There were no transfers of assets or liabilities between levels during the nine month period ended September 30, 2018 and the year ended December 31, 2017.

The financial instruments, excluding loans payable, approximated their carrying value because of the short-term nature of these instruments. The fair value of the loans payable approximated their carrying value as all of the Company’s loans are variable-rate instruments.

Interest income, expense and gains and losses from loans, receivables and other financial liabilities are recognized in the condensed consolidated interim statements of loss. The following table summarizes interest income and expense for the three and nine months ended September 30:

	Three months ended		Nine months ended
	2018	2017	2018	2017
Interest income earned on cash and cash equivalents	$12	$—	$15	$—
Interest expense from other financial liabilities	$630	$689	$1,921	$2,016

Management of financial risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following provides a measurement of some of these risks as at September 30, 2018 and December 31, 2017. The Company uses financial instruments only for risk management purposes, not for generating trading profit.

i) Credit risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables and other receivables. The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had two customers that represented more than 10% of the balance of trade receivables, representing 12.1% and 10.5% of the balance of trade receivables as at September 30, 2018 (2017 - one customer represented 10.5%). The Company believes that its trade receivables risk is limited due to the high credit quality of its customers and the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its sales in the United States, which represent approximately 85% of the Company’s annual sales. The PACA protection gives a claim filed under the PACA first lien on all PACA assets (which include cash and trade receivables). The PACA fosters trading practices in the marketing of fresh and frozen fruits and vegetables in interstate and foreign commerce. It prohibits unfair and fraudulent practices and provides a means of enforcing contracts. Historical write-offs have represented less than one-half of 1% of sales. The maximum amount of credit risk exposure is limited to the carrying amount of the balances on the interim financial statements.

Trade receivables for each customer were evaluated for collectability and an allowance for doubtful accounts has been estimated. As at September 30, 2018, the allowance for doubtful accounts balance was $50 (December 31, 2017 - $50). The Company has not recorded a bad debt expense during the three and nine months ended September 30, 2018 (2017 - $nil).

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

As at September 30, 2018, 89.2% (December 2017 - 89.4%) of trade receivables were outstanding less than 30 days, 9.5% (December 2017 - 7.4%) were outstanding for between 30 and 90 days and the remaining 1.3% (December 2017 - 3.2%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

ii) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its long-term debt, for which the interest rates charged fluctuate based on the 90-day LIBOR rate. If interest rates had been 50 basis points higher, the net income during the nine months ended September 30, 2018 would have been lower by $138 This represents $138 in increased interest expense (2017 - $160).

iii) Foreign exchange risk

As at September 30, 2018, the Canadian/U.S. foreign exchange rate was CA$1.00 = US$0.7747 (December 31, 2017 - US$0.7966). Assuming that all other variables remain constant, an increase of $0.10 in the Canadian dollar would have the following impact on the ending balances of certain consolidated statements of financial position items as at September 30, 2018 and December 31, 2017 with the net foreign exchange gain or loss directly impacting net income (loss) for the period.

	September 30, 2018	December 31, 2017
Financial assets
Cash and cash equivalents	$56	$287
Trade receivables	364	349
Financial liabilities
Trade payables and accrued liabilities	(548)	(371)
Loan payable	(206)	(232)

Net foreign exchange (loss) gain	$(334)	$33

iv) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The following are the contractual maturities of financial liabilities as at September 30, 2018:

Financial liabilities	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$36,815	$3,450	$32,767	$598	$—
Line of credit	7,000	7,000	—	—	—
Trade payables	10,726	10,726	—	—	—
Accrued liabilities	5,742	5,742	—	—	—
Obligation under capital lease	206	76	130	—	—
Other liabilities	1,158	958	200	—	—

Total	$61,647	$27,952	$33,097	$598	$—

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash from sales. If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing. In addition, as at September 30, 2018, the Company has an operating loan of up to CA$13,000, less an outstanding balance of US$7,000 and outstanding letters of credit totaling US$261 and CA$38.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

v) Fair values

The carrying amount of short-term financial instruments, less provisions for impairment if applicable, is consistent with the fair value of such instruments. The Company’s debt bears a variable interest rate tied to market rates and therefore its carrying value approximates its fair value.

10	RELATED PARTY TRANSACTIONS AND BALANCES

As at September 30, 2018, the Company had amounts due from its joint venture, Pure Sunfarms, totaling $1,002 primarily for consulting services and the reimbursement of expenses which occurred in the year. These amounts were non-interest bearing and were due on demand. On July 5, 2018, the Shareholders entered into a Loan Agreement with Pure Sunfarms, whereby, as at September 30, 2018, the Shareholders had each contributed CA$8,000 (US$6,190) in the form of a demand loan to Pure Sunfarms. The loan amounts will initially bear simple interest at the rate of 8% per annum, calculated semi-annually. Interest will accrue and be payable upon demand being made by either Shareholder. These amounts are included in amounts due from joint venture in the interim statement of financial position.

Included in other assets as at September 30, 2018, is a $65 (December 31, 2017 - $70) promissory note that represents the unpaid amount the Company advanced to an employee in connection with a relocation at the request of the Company.

11	EXPENSES BY NATURE

The following table outlines the Company’s significant expenses by nature:

Cost of sales	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Purchased produce	$13,104	$11,148	$32,871	$33,217
Raw materials and consumables used	6,979	14,081	23,244	31,772
Depreciation and amortization	1,720	1,817	5,185	5,648
Transportation and storage	5,024	5,682	15,465	15,449
Employee compensation and benefits	10,035	9,672	27,150	26,439

	$36,862	$42,400	$103,915	$112,525

Selling, general and administrative expenses	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Employee benefits - salaries and short-term benefits	$2,393	$2,221	$6,857	$6,871
Marketing	79	142	257	354
Professional services	437	340	1,507	951
Office expenses	408	415	1,299	1,215
Other	315	240	1,013	1,044

	$3,632	$3,358	$10,933	$10,435

Employee compensation and benefits	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries and short-term employee benefits	$12,238	$11,802	$33,560	$32,750
Share-based compensation	190	91	447	560

	$12,428	$11,893	$34,007	$33,310

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

12	DEFERRED INCOME TAX

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine months ended September 30, 2018 was 25%, excluding the change in biological asset as reported on the condensed consolidated interim statements of loss, and 30% for the nine months ended September 30, 2017.

13	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018		2017
Trade receivables	$3,351	$2,896		$132	$(2,287)
Inventories	(454)	521		(3,324)	1,996
Inventories reclassified to biological asset	(794)	1,986		(1,715)	(1,671)
Other receivables	360	(112)		360	(238)
Prepaid expenses and other current assets	230	275		340	(388)
Trade payables	(263)	(2,278)		(2,413)	(1,882)
Accrued liabilities and taxes	(937)	(243)		2,144	1,468
Other assets/other liabilities, net	(420)	(97)		(17)	(73)

	$1,073	$2,948	$	(4,493)	$(3,075)

14	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s two reporting segments include the Produce business and the Energy business. The Produce business produces, markets, and sells the product group which consists of premium quality tomatoes, bell peppers and cucumbers. The Energy business produces power that it sells per a long-term contract to its one customer.

The Company’s primary operations are in the United States and Canada. Net sales by the countries in which its customers are located are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net Sales
United States	$32,073	$35,570	$92,391	$100,608
Canada	7,139	8,683	17,371	19,493
Energy - Canada	472	482	1,451	1,441

	$ 39,684	$ 44,735	$ 111,213	$ 121,542

The Company’s property, plant and equipment, net of accumulated depreciation, are located as follows:

	September 30, 2018	December 31, 2017
United States	$44,363	$46,922
Canada	30,788	31,183
Energy - Canada	3,792	3,649

	$78,943	$81,754

Depreciation and amortization charges in the Produce business for the three and nine months ended September 30, 2018 were $1,515 (2017 - $1,647) and $4,627 (2017 - $5,169), respectively. Depreciation and amortization charges in the Energy business for the three and nine months ended September 30, 2018 were $233 (2017 - $206) and $644 (2017 - $584), respectively.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

15	(LOSS) EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net (loss) income attributable to owners of the Company	$(1,989)	$294	$(5,415)	$4,429
Weighted average number of common shares outstanding (thousands)	44,475	39,174	44,473	39,174

Basic (loss) earnings per share	$(0.04)	$0.01	$(0.12)	$0.11

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net (loss) income attributable to owners of the Company	$(1,989)	$294	$(5,415)	$4,429
Weighted average number of common shares outstanding (thousands)	44,475	39,174	44,473	39,174
Adjustment for:
Share options (thousands)	—	890	—	761

Weighted average number of common shares outstanding for diluted earnings per share (thousands)	44,475	40,064	44,473	39,935

Diluted (loss) earnings per share	$(0.04)	$0.01	$(0.12)	$0.11

For the three and nine months ended September 30, 2018, there were options to purchase 2,186 (2017 - 165) shares of the Company’s common stock that were excluded from the diluted loss per share computation because the impact of the assumed exercise of such stock options would have been anti-dilutive during the respective periods.

16	CAPITAL DISCLOSURES

The Company’s capital comprises net debt and equity:

	September 30, 2018	December 31, 2017
Total bank debt	$36,815	$38,640
Less cash and cash equivalents	(5,851)	(7,091)

Net debt	30,964	31,549
Total equity	83,825	81,043

	$114,789	$112,592

It is the Company’s intention to meet its obligations through the collection of current accounts receivable and cash. As at September 30, 2018, the Company has an available operating loan up to CA$13,000, less US$7,000 drawn on the loan and US$261 and CA$38 outstanding letters of credit (as at December 31, 2017, $nil was outstanding on the operating loan, and US$333 and CA$38 outstanding on the letters of credit). As at September 30, 2018, the operating loan borrowing base was CA$9,939 based on a percentage of the Company’s outstanding accounts receivable less the issued letters of credit. If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

17	SHARE-BASED COMPENSATION PLAN

The Company has a share-based compensation plan. The maximum number of common shares that can be earned upon the exercise of earned performance-based restricted share units is equal to 10% of the aggregate number of common shares issued and outstanding from time to time. The term during which an option may be exercised is 10 years from the date of the grant. Options vest at a rate of 33% per year, beginning one year following the grant date of the options. Performance-based restricted share units are earned based on certain business milestones being achieved prior to a stated date. If the performance does not occur prior to stated date, the restricted share units expire.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

As at September 30, 2018, there were 1,068,666 performance-based restricted share units outstanding with a weighted average grant date fair value of CA$5.52.

Share-based compensation expense for the three and nine months ended September 30, 2018 of $190 (2017 - $91) and $447 (2017 - $560), respectively, was recorded in selling, general and administrative expenses and the corresponding amount credited to contributed surplus.

18	SUBSEQUENT EVENTS

On October 1, 2018 and November 7, 2018, the Shareholders contributed an additional CA$2,000 and CA$3,000 each, respectively, as part of the Loan Agreement (see notes 7 and 10 for additional information).

On October 12, 2018, the Company issued 3,097,200 common shares pursuant to a bought deal public offering at an issue price of CA$7.13 per common share for aggregate gross proceeds to the Company of CA$22,083.